OMB APPROVAL
                                                      OMB Number:3235-0287
                                                      Expires: January 31, 2005
                                                      Estimated average burden
                                                      Hours per response.0.5



FORM 4                   U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
                      Section 17(a) of the Public Utility
              Holding Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940.

  ______Check this box if no longer
        subject to Section 16.
        Form 4 or Form 5
        obligations may continue.
        See Instruction 1(b).

(Print or Type Responses)

-----------------------------------------------------------------------------------------------------------------------------------
1.Name and Address of Reporting Person*   2.Issuer Name and Ticker or Trading Symbol   6.Relationship of Reporting Person to Issuer
    (Last)      (First)      (Middle)                                                           (Check all applicable)
                                                                                        X   Director
    Dutcher    Robert            G                Possis Medical, Inc. (POSS)               10%  Owner
                                                                                        X   Officer (give title below)
           9055 EVERGREEN BLVD N.W.                                                         Other (specify below)
           Minneapolis, MN 55433-8003                                            Chief Executive Officer, President and Chairman

-----------------------------------------------------------------------------------------------------------------------------------
3.IRS or Social Security                  4.Statement for Month/Day/Year               7.Individual or Joint/Group Filing.
  Number of Reporting Person                                                            X  Form filed by one reporting person
        (Voluntary)                            March 28, 2002                              Form filed by more than one
                                                                                              reporting person.
-----------------------------------------------------------------------------------------------------------------------------------
                                          5.If Amendment, Date of Original
                                                     (Month/Year)

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

                     Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

-----------------------------------------------------------------------------------------------------------------------------------
1.Title of Security            2.Transaction Date            2A. Deemed Transaction Date, if any            3.Transaction Code
      (Instr.3)                  (Month/Day/Year)                     (Month/Day/Year)                           (Instr. 8)
                                                                                                              ---------------
                                                                                                                Code     V

   Common Stock                 March 28, 2002                                                                    G

-----------------------------------------------------------------------------------------------------------------------------------
4.Securities Acquired (A)        5.Amount of Securities          6.Ownership Form:                7. Nature of Indirect
  or Disposed of (D)               Beneficially Owned              Direct (D)or Indirect (I)         Beneficial Ownership
  (Instr. 3, 4 and 5)              Following Reported              (Instr. 4)                            (Instr. 4)
  --------------------             Transaction(s)
  Amount (A) or (D)  Price         (Instr. 3 and 4)

   820        D        --              74,441                             D
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

*  If the form is filed by more than one reporting person, see Instruction 4 (b)(a).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Over)


SEC 1474 (9/02)



FORM 4 (continued)

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1.Title of Derivative Security         2.Conversion or Exercise Price        3.Transaction Date             3A. Deemed Execution
        (Instr. 3)                       of Derivative Security                (Month/Day/Year)                 Date, if any
                                                                                                                 (Month/DayYear)


-----------------------------------------------------------------------------------------------------------------------------------
4.Transaction Code        5.Number of Derivative Securities        6.Date Exercisable           7.Title and Amount of
    (Instr. 8)              Acquired (A)or Disposed of (D)           and Expiration Date          Underlying Securites
------------------              (Instr. 3, 4, and 5)                 (Month/Day/Year)             (Instr. 3 and 4)
  Code       V              -------------------------------          ----------------             --------------------
                                (A)              (D)                 Date         Expiration      Title    Amount or
                                                                     Exercisable  Date                     Number of Shares


-----------------------------------------------------------------------------------------------------------------------------------
8.Price of  Derivative        9.Number of Derivative Securities          10.Ownership Form of Derivative   11.Nature of Indirect
  (Instr. 5)                    Beneficialy Owned at End of Month           Security: Direct (D) or           Beneficial Ownership
                                       (Instr. 4)                           Indirect (I)                         (Instr. 4)




-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses

 *  Signature of Reporting Person

Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.